08022585

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007[(1)]

2. Letter to shareholders dated November 9, 2007[(2)]

3. Offer to purchase and circular dated November 9, 2007[(2)]

4. Letter of transmittal[(2)]

5. Notice of guaranteed delivery[(2)]

6. Notice of variation and extension dated December 17, 2007[(3)]

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(1) Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.

(2) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

(3) Previously furnished on the filing person's Form CB (Amendment No. 5) submitted to the Commission on December 18, 2007.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
1.1[(3)]	Press release dated November 27, 2007
1.2[(4)]	Investor presentation dated December 6, 2007
1.3[(5)]	Press release dated December 17, 2007
1.4	Press release dated January 9, 2008
2.1[(1)]	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2[(1)]	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3[(1)]	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4[(1)]	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5[(1)]	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6[(1)]	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7[(1)]	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8[(1)]	The filing person's material change report filed October 22, 2007,

Exhibit Number	Description of Document
	respecting the offer to acquire the common shares of Tyler
2.9[(2)]	The filing person's comparative unaudited consolidated financial statements and the notes thereto as at September 30, 2007 and for the nine months ended September 30, 2007 and 2006, together with the management's discussion and analysis relating thereto

(1) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 2) submitted to the Commission on November 17, 2007.
(3) Previously furnished on the filing person's Form CB (Amendment No. 3) submitted to the Commission on November 28, 2007.
(4) Previously furnished on the filing person's Form CB (Amendment No. 4) submitted to the Commission on December 10, 2007.
(5) Previously furnished on the filing person's Form CB (Amendment No. 5) submitted to the Commission on December 18, 2007.

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.

Marc LeBlanc
VP Corporate Development
& Corporate Secretary

January 9, 2008

MERCATOR MINERALS LTD.

Mercator Allows Offer for Tyler Resources to Expire

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: January 9, 2008 – Mercator Minerals Ltd. ("Mercator") announced today that it has allowed its offer to acquire common shares of Tyler Resources Ltd. to expire at 8:00 pm EST on January 8, 2008 and will not acquire any shares of Tyler pursuant to the offer.

Mercator Minerals Ltd.

Mercator is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park moly-copper deposit and growing through mergers and acquisitions. The Company is in an advanced stage of construction of the moly-copper expansion at Mineral Park. At full capacity, the Mineral Park mine average annual production during the first 10 years is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*
Michael L. Surratt,
President

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2006 on the SEDAR website at www.sedar.com.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact: Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com

END